BUSINESS ACQUISITION REPORT

Item 1 The Company

1.1	Name and Address of the Company

Fronteer Development Group Inc.
1055 West Hastings Street
Suite 1650
Vancouver, British Columbia
V6E 2E9

1.2	Executive Officer

Sean Tetzlaff, Chief Financial Officer
(604) 632-4677

Item 2 The Acquisition

2.1	Nature of Business Acquired

The Company acquired ownership of 58,392,000 common shares (the "NewWest Shares") in the capital of NewWest Gold Corporation ("NewWest") from existing shareholders of NewWest in a private arrangement transaction (the “Arrangement”). These holdings represented 100% of the issued and outstanding common shares of NewWest at the date of acquisition. As a result of this acquisition, the Company presently holds 58,392,000 NewWest Shares (representing 100% of all currently issued and outstanding common shares of NewWest) and has reserved for issuance an additional 518,050 common shares to former holders of stock options of NewWest (“Original NewWest Options”).

The principal assets of NewWest are comprised of the Northumberland Project, the Carlin-Cortez Projects and the Sandman Zaca Project located in the State of Nevada, U.S.A., the Zaca Project located in the State of California, U.S.A. and the Eastern Great Basin Projects located in the States of Nevada and Utah, U.S.A., and other projects located in the States of Nevada and Arizona, U.S.A.

NewWest is governed by the Business Corporations Act (British Columbia), and prior to the Arrangement was listed on the Toronto Stock Exchange under the symbol “NWG”.

2.2	Date of Acquisition

The Company acquired the NewWest Shares on September 24, 2007.

2.3	Consideration

The Company issued to former shareholders of NewWest an aggregate of 15,181,920 common shares from treasury as consideration for the NewWest Shares (or 0.26 of a common share of the Company for each NewWest Share acquired). In connection with this transaction, the Company also reserved for issuance an additional 518,050 common shares for issuance upon the exercise of stock options of the Company (the “Fronteer Replacement Options”) granted in replacement of the Original NewWest Options. At the time of closing of the Arrangement, each Original NewWest Option vested, and was deemed to be exchanged for a Fronteer Replacement Option entitling the holder to acquire 0.26 of a common share of the Company for each Original NewWest Option previously held (rounded down to the nearest whole common share), at an exercise price equal to the exercise price of the Original NewWest Option divided by 0.26.

2.4	Effect on Financial Position

The Company currently has no plans or proposals for material changes in either the business affairs of the Company or the business affairs of NewWest which may have a significant effect on the results of operations or financial position of the Company.

2.5	Prior Valuations

GMP Securities L.P., financial advisor to the special committee of independent directors of NewWest established to consider the Arrangement, prepared a fairness opinion dated July 26, 2007 entitled “Fairness Opinion of GMP Securities” (the “Fairness Opinion”) in respect of the Arrangement. As at the date of the Fairness Opinion and subject to the analysis, assumptions, qualifications, and limitations set forth in the Fairness Opinion, GMP Securities L.P. opined that the Arrangement was fair, from a financial point of view, to the minority shareholders of NewWest (other than the Company, its associates and its affiliates).

No other valuation has been obtained within the past 12 months concerning the consideration paid by the Company in connection with the Arrangement.

2.6	Parties to Transaction

At the date of the acquisition, NewWest was not an informed person, associate or affiliate of the Company.

2.7	Date of Report

November 7, 2007

Item 3 Financial Statements

The financial statements required by Part 8 of National Instrument 51-102 are attached hereto as Schedule "A".

SCHEDULE A

Unaudited pro forma condensed consolidated financial
statements of

Fronteer Development Group
Inc.
(An exploration stage company)

Fronteer Development Group Inc.
(An exploration stage company)
Pro forma condensed consolidated balance sheet
as at June 30, 2007
(Unaudited)
(Expressed in Canadian dollars)

	Fronteer	NewWest
	Development	Gold	Note	Pro forma	Pro forma
	Group Inc.	Corporation	4	adjustments	consolidated
	$	$		$	$

Assets
Current assets
Cash and cash equivalents	105,684,294	7,970,861		-	113,655,155
Accounts receivable	1,265,446	11,397		-	1,276,843
Other current assets	120,279	269,303		-	389,582
	107,070,019	8,251,561		-	115,321,580

Long-term investments	7,990,554	-		-	7,990,554
Investment in Aurora Energy
Resources Inc.	35,596,899	-		-	35,596,899
Property, plant and equipment	523,381	4,765,298		-	5,288,679
Exploration properties and
deferred exploration
expenditures	19,045,497	10,977,162	(a)	187,737,594	217,760,253
Reclamation bonds	-	1,732,511		-	1,732,511
	170,226,350	25,726,532		187,737,594	383,690,476

Liabilities
Current liabilities
Accounts payable and accrued
liabilities	364,035	746,263	(a)	2,901,492	4,011,790
Other current liabilities	411,019	533,552		-	944,571
	775,054	1,279,815		2,901,492	4,956,361

Asset retirement obligations	-	769,050		-	769,050
Future income taxes	849,462	-	(a)	46,880,916	47,730,378
	1,624,516	2,048,865		49,782,408	53,455,789

Shareholders’ equity
Share capital	159,631,613	187,932,365	(a)	160,017,437	319,649,050
			(a)	(187,932,365)
Contributed surplus	12,025,573	-		1,615,416	13,640,989
Retained earnings (deficit)	(5,694,189)	(164,264,022)	(a)	164,264,022	(5,694,189)

Accumulated other
comprehensive income (deficit)	2,638,837	9,324	(a)	(9,324)	2,638,837
	168,601,834	23,677,667		137,955,186	330,234,687
	170,226,350	25,726,532		187,737,594	383,690,476

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.	Page 1

Fronteer Development Group Inc.
(An exploration stage company)
Pro forma condensed consolidated statement of operations
six months ended June 30, 2007
(Unaudited)
(Expressed in Canadian dollars)

	Fronteer	NewWest
	Development	Gold	Note	Pro forma	Pro forma
	Group Inc.	Corporation	4	adjustments	consolidated
	$	$		$	$

Expenses
General and administration	3,676,337	1,877,191		-	5,553,528
Share option expense	6,894,009	344,764		-	7,238,773
Depreciation and amortization	48,504	32,319		-	80,823
Exploration	448,424	2,225,942	(b)	(2,225,942)	448,424
Other (income) expense	-	53,626		-	53,626

Loss from operations	11,067,274	4,533,842		(2,225,942)	13,375,174

Other income (expenses)
Dilution gain	774,309	-		-	774,309
Equity in loss of Aurora Energy
Resources Inc.	(2,685,565)	-		-	(2,685,565)
Change in fair value of financial
instruments	789,269	-		-	789,269
Interest income	1,601,912	274,812		-	1,876,724
Other	(513,639)	10,924		-	(502,715)

Loss before income taxes	(11,100,988)	(4,248,106)		2,225,942	(13,123,152)
Income tax recovery	470,114	-		-	470,114

Net loss	(10,630,874)	(4,248,106)		2,225,942	(12,653,038)

Net loss per share
Basic					(0.16)
Diluted					(0.16)

Weighted average number of common shares outstanding
Basic					80,490,972
Diluted					80,490,972

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.	Page 2

Fronteer Development Group Inc.
(An exploration stage company)
Pro forma condensed consolidated statement of operations
year ended December 31, 2006
(Unaudited)
(Expressed in Canadian dollars)

	Fronteer	NewWest
	Development	Gold	Note	Pro forma	Pro forma
	Group Inc.	Corporation	4	adjustments	consolidated
	$	$		$	$

Expenses
General and administration	3,122,983	3,156,887		-	6,279,870
Share option expense	3,035,209	911,990		-	3,947,199
Depreciation and amortization	86,493	32,704		-	119,197
Exploration	594,895	4,873,739	(b)	(4,873,739)	594,895
Other (income) expense	90,779	238,947		-	329,726

Loss from operations	6,930,359	9,214,267		(4,873,739)	11,270,887

Other income (expenses)
Dilution gain	26,489,773	-		-	26,489,773
Equity in loss of Aurora Energy
Resources Inc.	(6,974,120)	-		-	(6,974,120)
Interest income	1,309,550	283,595		-	1,593,145
Other	118,265	304,933		-	423,198

Income (loss) before income
taxes	14,013,109	(8,625,739)		4,873,739	10,261,109
Income tax recovery	998,530	-		-	998,530

Net income (loss)	15,011,639	(8,625,739)		4,873,739	11,259,639

Net earnings per share
Basic					0.16
Diluted					0.15

Weighted average number of common shares outstanding
Basic					71,126,256
Diluted					75,173,121

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.	Page 3

Fronteer Development Group Inc.
Notes to the pro forma condensed consolidated financial statements six months ended June 30, 2007 and year ended December 31, 2006
(Unaudited)
(Tabular amounts expressed in Canadian dollars)

1.	Basis of presentation

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the acquisition whereby Fronteer Development Group Inc. (“Fronteer” or the “Company”) acquired NewWest Gold Corporation (“NewWest”) and will continue operations under the name Fronteer Development Group Inc.

The unaudited pro forma condensed consolidated balance sheet of the Company as at June 30, 2007 and unaudited pro forma consolidated statements of operations for the six month period ended June 30, 2007 and for the year ended December 31, 2006 have been prepared by management, using financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), for illustrative purposes only, after giving effect to the proposed acquisition. These pro forma consolidated financial statements have been compiled from, and include:

	(a)	A pro forma unaudited condensed consolidated balance sheet combining:

		(i)	the unaudited interim consolidated balance sheet of the Company as at June 30, 2007; and

		(ii)	the unaudited interim consolidated balance sheet of NewWest as at June 30, 2007 converted to Canadian dollars based on the Canadian/U.S. dollar closing exchange rate on June 30, 2007.

	(b)	A pro forma unaudited condensed consolidated statement of operations for the six months ended June 30, 2007 combining:

		(i)	the unaudited interim consolidated statement of operations of the Company for the six months ended June 30, 2007; and

(ii)

the unaudited interim consolidated statement of operations of NewWest for the six months ended June 30, 2007 converted to Canadian dollars based on the Canadian/U.S. dollar average exchange rate for the six month period ended June 30, 2007.

	(c)	A pro forma unaudited consolidated statement of operations for the year ended December 31, 2006 combining:

		(i)	the audited consolidated statement of operations of the Company for the year ended December 31, 2006; and

(ii)

the audited consolidated statement of operations of NewWest for the year ended December 31, 2006 converted to Canadian dollars based on the Canadian/U.S. dollar average exchange rate for the year ended December 31, 2006.

The pro forma unaudited condensed consolidated balance sheet as at June 30, 2007 has been prepared as if the transaction described in Note 3 had occurred on June 30, 2007. The pro forma unaudited consolidated statements of operations for the six months ended June 30, 2007 and for the year ended December 31, 2006 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2006.

Fronteer Development Group Inc.
Notes to the pro forma condensed consolidated financial statements six months ended June 30, 2007 and year ended December 31, 2006
(Unaudited)
(Tabular amounts expressed in Canadian dollars)

1.	Basis of presentation (continued)

It is management’s opinion that these pro forma consolidated financial statements present in all material respects, the transaction described in Note 3, in accordance with Canadian GAAP. The accounting policies used in the preparation of these statements are consistent with the Company’s accounting policies for the year ended December 31, 2006 with the exception of the adoption of CICA Section 1530 Comprehensive Income, CICA Section 3855 Financial Instruments – Recognition and Measurement and CICA Section 3865 Hedges which were adopted by the Company and NewWest retroactively without restatement effective January 1, 2007 as described in Note 2 to each of the companies’ unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2007. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the proposed transaction will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Company’s and NewWest’s consolidated financial statements have been reclassified to provide a consistent format. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the respective historical financial statements, and notes thereto, of the Company and NewWest.

2.	Significant accounting policies

The accounting policies used in the preparation of this unaudited pro forma condensed consolidated financial statement information are those set out in the Company’s audited consolidated financial statements for the year ended December 31, 2006 with the exception of the adoption of CICA Section 1530 Comprehensive Income, CICA Section 3855 Financial Instruments – Recognition and Measurement and CICA Section 3865 Hedges which were adopted by the Company and NewWest retroactively without restatement effective January 1, 2007 as described in Note 2 to each of the companies’ unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2007. In preparing the unaudited pro forma consolidated condensed financial information a review was undertaken by management of Fronteer to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation of the proposed acquisitions. The significant accounting policies of NewWest conform in all material respects to those of the Company, except as noted in Note 4(b).

3.	Share acquisition - NewWest Gold Corporation

On June 28, 2007, the Company and NewWest announced that Fronteer had entered into a lock-up agreement (the "Lock-Up Agreement") with NWG Investments Inc. (the "Significant Shareholder"), the owner of approximately 86% of the outstanding common shares of NewWest, pursuant to which the Significant Shareholder agreed to tender to and support a transaction whereby Fronteer would acquire all of the outstanding common shares of NewWest on the basis of 0.26 of one common share of Fronteer for each common share of NewWest.

Fronteer Development Group Inc.
Notes to the pro forma condensed consolidated financial statements six months ended June 30, 2007 and year ended December 31, 2006
(Unaudited)
(Tabular amounts expressed in Canadian dollars)

Subsequently, the Company and the Significant Shareholder entered into a supplementary lock-up agreement dated July 27, 2007 to provide that the Significant Shareholder would vote in favour of the transaction.

3.	Share acquisition - NewWest Gold Corporation (continued)

Fronteer and NewWest entered into an arrangement agreement dated July 27, 2007. The agreement provides that the transaction will be consummated by way of a court-approved plan of arrangement whereby each NewWest common share is exchanged for 0.26 of a Fronteer common share. In addition, all outstanding options of NewWest are exchanged for replacement options of the Company and will be exercisable to acquire that number of common shares of the Company determined by reference to the share exchange ratio. The transaction closed on September 24, 2007.

The cost of acquisition included the fair value of the issuance of 15,181,920 Fronteer common shares at $10.54 per share, plus 518,050 stock options of Fronteer exchanged for those of NewWest with an average exercise price of $9.62 per share and a fair value of $1.6 million plus Fronteer’s estimated transaction costs of $2.9 million, providing a total preliminary purchase price of $164.5 million.

The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date of the closing of the transaction. The following assumptions were used for the Black-Scholes option pricing model for fair valuation of the stock options:

Risk-free interest rate	4.26%
Expected volatility of Fronteer’s share price	32.83% - 79.18%
Expected life (years)	.03 - 3.35
Dividend rate	Nil

The acquisition has been accounted for as a purchase of assets.

The excess of the purchase consideration over the adjusted book values of NewWest’s assets and liabilities has been preliminarily assigned to “Exploration properties and deferred exploration expenditures.” The fair value of all identifiable assets and liabilities acquired will be determined by a valuation effective as at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the amounts shown and the differences may be material.

On completion of this valuation, with corresponding adjustments to the carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of any amortization recorded in the consolidated statements of operations of the combined company for periods after the date of acquisition. Additional adjustments reflecting any changes in future tax assets or liabilities that would result from recording NewWest’s identifiable assets and liabilities at fair value will be made when the process of estimating the fair value of identifiable assets and liabilities is complete.

Fronteer Development Group Inc.
Notes to the pro forma condensed consolidated financial statements six months ended June 30, 2007 and year ended December 31, 2006
(Unaudited)
(Tabular amounts expressed in Canadian dollars)

3.	Share acquisition - NewWest Gold Corporation (continued)

Based on the June 30, 2007 balance sheet of NewWest, the allocation of purchase price, summarized in the table below, is subject to change:

$
Purchase price
15,181,920 common shares of Fronteer	160,017,437
518,050 stock options of Fronteer	1,615,416
Acquisition costs	2,901,492
164,534,345

Net assets acquired
Current assets	8,251,561
Other assets	6,497,809
Exploration properties and deferred exploration expenditures	198,714,756
Current liabilities	(1,279,815)
Other liabilities	(769,050)
Future income tax liability	(46,880,916)
164,534,345

4.	Pro forma assumptions and adjustments

Pro forma adjustments to condensed consolidated balance sheet

The unaudited pro forma condensed consolidated balance sheet reflects the following adjustments as if the acquisition of NewWest had occurred on June 30, 2007:

(a)	To record the acquisition of NewWest at a purchase price of $164.5 million and the elimination of the shareholders’ equity of NewWest.

Pro forma adjustments to condensed consolidated statements of operations

The unaudited pro forma condensed consolidated statements of operations reflect the following adjustments as if the acquisition of NewWest had occurred on January 1, 2006:

(b)

A decrease in exploration expense by NewWest of $2.2 million for the six months ended June 30, 2007 and $4.9 million for the year ended December 31, 2006 to conform with Fronteer’s accounting policy of deferring acquisition and exploration expenditures on properties until such time as properties are put into commercial production, sold or become impaired.

Fronteer Development Group Inc.
Notes to the pro forma condensed consolidated financial statements six months ended June 30, 2007 and year ended December 31, 2006
(Unaudited)
(Tabular amounts expressed in Canadian dollars)

5.	Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2006.

Basic earnings per share

	Six months
	ended	Year ended
	June 30,	December 31,
	2007	2006
	$	$
Weighted average number of Fronteer shares
outstanding	65,309,052	55,944,336
Adjustment to reflect the acquisition of 100% of
NewWest effective January 1, 2006	15,181,920	15,181,920
Pro forma average number of Fronteer shares
outstanding for the period - basic	80,490,972	71,126,256

Pro forma adjusted net (loss) earnings	(12,653,038)	11,259,639
Pro forma adjusted (loss) earnings per share	(0.16)	0.16

Diluted earnings per share

	June 30,	December 31,
	2007	2006
		$4
Pro forma average number of Fronteer shares
outstanding for the period	80,490,972	71,126,256
Dilutive effect of options	-	4,046,865
Pro forma average number of Fronteer shares
outstanding for the period - diluted	80,490,972	75,173,121

Pro forma adjusted net (loss) earnings	(12,653,038)	11,259,639
Pro forma adjusted (loss) earnings per share - diluted	(0.16)	0.15

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. Dollars)

	As at	
	June 30, 2007	December 31, 2006
	(Unaudited)	
Assets		
Current		
Cash and cash equivalents	$ 7,524,649	$ 11,121,655
Accounts receivable trade	10,759	28,874
Accrued interest receivable	22,419	2,023
Prepaid expenses and other (Note 4)	231,808	349,231
Total current assets	7,789,635	11,501,783
Property, plant and equipment (net)	4,498,535	4,497,478
Northumberland Project	10,362,656	10,362,656
Reclamation bonds (Note 6)	1,635,524	1,095,906
Total assets	$ 24,286,350	$ 27,457,823
Liabilities and Shareholders' Equity		
Current		
Accounts payable trade and accrued expenses	$ 704,485	$ 483,465
Due to related companies (Note 7)	—	48,112
Current portion of reclamation costs	503,684	505,374
Total current liabilities	1,208,169	1,036,951
Long-term reclamation costs	725,998	687,179
Shareholders' equity (Note 3)	22,352,183	25,733,693
Total liabilities and shareholders' equity	$ 24,286,350	$ 27,457,823

The accompanying notes are an integral part of these financial statements.

2

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, U.S. Dollars)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
		As adjusted Note (2)		As adjusted Note (2)
Revenues	$ 8,416	$ 65,715	$ 9,616	$ 65,715
Expenses:				
Exploration	1,102,295	816,151	1,959,473	1,262,743
Reclamation	—	—	—	4,581
Operations	5,465	34,606	5,465	34,606
Reclamation accretion expense	20,870	16,649	41,741	33,298
General and administrative	1,212,959	613,773	1,955,963	1,036,539
Depreciation and amortization	14,382	5,643	28,450	10,505
Total expenses	2,355,971	1,486,822	3,991,092	2,382,272
Other income (expense):				
Interest income	114,631	31,652	241,914	41,767
Loss on disposal of assets	—	(300)	—	(300)
Other income (expense), net	—	(645)	—	11,355
Total other income (expense)	114,631	30,707	241,914	52,822
Net loss	$ (2,232,924)	$ (1,390,400)	$ (3,739,562)	$ (2,263,735)
Net loss per share (basic and diluted)	$ (0.04)	$ (0.03)	$ (0.06)	$ (0.05)
Weighted average shares outstanding	58,392,000	50,000,000	58,392,000	50,000,000
Net loss	$ (2,232,924)	$ (1,390,400)	$ (3,739,562)	$ (2,263,735)
Other comprehensive income (loss):				
Cumulative translation adjustment	53,579	—	56,115	—
Comprehensive loss	$ (2,179,345)	$ (1,390,400)	$ (3,683,447)	$ (2,263,735)
Accumulated deficit beginning of period			$(152,434,629)	$(144,963,254)
Accumulated deficit end of period			$(156,174,191)	$(147,226,989)

The accompanying notes are an integral part of these financial statements.

3

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
		As adjusted Note (2)		As adjusted Note (2)
Cash flows from operating activities:				
Net Loss	$ (2,232,924)	$ (1,390,400)	$ (3,739,562)	$ (2,263,735)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities:				
Depreciation and amortization	14,382	5,643	28,450	10,505
Reclamation accretion expense	20,870	16,649	41,741	33,298
Reclamation expenditures	(825)	—	(4,612)	—
Stock-based compensation (Note 3)	153,941	—	303,492	—
Loss on disposal of assets	—	300	—	300
Changes in operating working capital:				
Accounts receivable trade	(10,611)	(60,203)	18,115	(45,303)
Accrued interest receivable	(2,731)	(10,115)	(20,396)	(20,229)
Accounts payable trade and accrued expenses	373,957	(474,228)	221,020	(519,167)
Loan from related companies	128,786	301,189	146,226	724,274
Repayment of loan from related companies	(128,786)	(1,342,630)	(194,338)	(1,342,630)
Prepaid expenses and other	95,518	27,055	117,423	35,304
Net cash used in operating activities	(1,588,423)	(2,926,740)	(3,082,441)	(3,387,383)
Cash flows from investing activities:				
Capital expenditures	(25,000)	(13,786)	(29,507)	(17,296)
Net cash used in investing activities	(25,000)	(13,786)	(29,507)	(17,296)
Cash flows from financing activities:				
Reclamation bonds	—	(27,800)	(539,618)	(27,800)
Contributions from Ultimate Shareholder	—	3,300,000	—	3,760,000
Loan from related company	—	1,700,000	—	1,700,000
Repayment of loan from related company	—	(1,700,000)	—	(1,700,000)
Net cash provided by (used in) financing activities	—	3,272,200	(539,618)	3,732,200
Effect of exchange rate changes on cash and cash equivalents	52,024	—	54,560	—
Increase (decrease) in cash and cash equivalents	(1,561,399)	331,674	(3,597,006)	327,521
Cash and cash equivalents at beginning of period	9,086,048	20,098	11,121,655	24,251
Cash and cash equivalents at end of period	$ 7,524,649	$ 351,772	$ 7,524,649	$ 351,772

The accompanying notes are an integral part of these financial statements.

4

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in U.S. Dollars, unless otherwise indicated)

1. THE COMPANY

Plan of Arrangement

On July 27, 2007 NewWest Gold Corporation (the "Company") and Fronteer Development Group ("Fronteer") entered into an arrangement agreement pursuant to which Fronteer will acquire 100% of the common shares of the Company through a court-approved plan of arrangement (the "Arrangement"). NWG Investments Inc. (the "Principal Shareholder"), the owner of approximately 86% of the outstanding common shares of the Company, has agreed to vote in favor of the Arrangement. The agreement was reached upon completion of a 30-day exclusivity and due diligence period that was previously announced by the parties on June 28, 2007. The acquisition will be completed by way of a court-approved plan of arrangement whereby each common share of the Company will be exchanged for 0.26 of a Fronteer common share. Should the proposed arrangement be completed and Fronteer acquires 100% of the Company's common shares, current Fronteer shareholders would own approximately 81.7% of Fronteer and current shareholders of the Company would own approximately 18.3% of Fronteer. The Arrangement is expected to be completed in September 2007.

Basis of Presentation

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements of the Company do not include all information and note disclosures as required under Canadian generally accepted accounting principles for annual financial statements. The interim consolidated financial statements should be read in conjunction with the Company's 2006 annual audited consolidated financial statements and the corresponding notes thereto.

These interim financial statements are prepared following accounting policies consistent with the Company's audited annual financial statements and notes thereto for the year ended December 31, 2006, except as described in Note 2. The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year.

The Company is an exploration and development stage company and does not have any mining operations which generate revenues or profits. The recoverability of the amounts shown for mineral properties is dependent on the existence of economically recoverable reserves/resources, the ability of the Company to obtain additional financings to complete the development of such reserves/resources and meet its obligations under various

5

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in U.S. Dollars, unless otherwise indicated)

agreements and the success of future operations or dispositions. The Company believes that its current cash position will be sufficient to meet its working capital requirements and its currently anticipated expenditure levels through 2007. If the Fronteer transaction is not completed, additional financings by way of other public offerings, private placements, bank borrowings or joint venturing of projects will be required in the future to continue the funding of exploration and development activities, the outcome of which cannot be predicted at this time.

The assets and liabilities of the British Columbia parent company, whose functional currency is the Canadian dollar, are translated at the exchange rate in effect on the last day of the period, and income and expenses are translated at the average exchange rate during the reporting period. The net effect of translation gains and losses is accumulated as a separate component of shareholders' equity. The functional currency of all of the Company's other subsidiaries is the United States ("U.S.") dollar. The consolidated financial statements and related notes are presented in U.S. dollars, unless otherwise indicated.

2. CHANGES IN ACCOUNTING POLICIES

2006

In 2006, the Company changed its accounting policy with respect to expenses for which a future benefit exists related to annual mineral property rental fees. Previously, these payments had been expensed. These expenses are now deferred in prepaid expenses on the balance sheet and amortized as incurred over the future benefit period. The June 30, 2006 periods have been adjusted for this change in accounting policy, which resulted in an increase in exploration expenses of $49,128 and $98,256 for the three and six months ended June 30, 2006 and an increase in prepaid expenses and other assets on the June 30, 2006 balance sheet of $32,752.

2007

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a company's balance sheet and measured either at fair value or, in certain circumstances, when fair value may not

6

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in U.S. Dollars, unless otherwise indicated)

be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial instruments are classified into one of the following five categories: held-to-maturity investments, loans and receivables, other financial liabilities, available-for-sale financial assets, or held for trading. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measure at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.
- Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.
- Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.
- All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with the new standard, the Company has designated its cash and cash equivalents and the posted cash surety bonds for reclamation as held for trading, which are measured at fair value with changes in fair value recognized in net earnings in the period in which they arise. Receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other financial liabilities. The Company did not have any available for sale, held to maturity or derivative and/or embedded derivative financial instruments as at January 1, 2007 or June 30, 2007.

(b) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and now hedge accounting may be performed. The Company currently does not have any hedges.

(c) Comprehensive Income (Section 1530)

This standard establishes reporting and presenting comprehensive income and loss, which is defined as the change in shareholders' equity during a period from transactions and other events from non-owner sources. Other comprehensive income and loss refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

7

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in U.S. Dollars, unless otherwise indicated)

Accordingly, the Company now reports consolidated comprehensive income (loss) and includes the account "accumulated other comprehensive income (loss)" in the shareholders' equity section of the consolidated balance sheet.

(d) Equity (Section 3251)

Effective January 1, 2007, the Company prospectively adopted the new recommendations of CICA Handbook section 3251, "Equity". This standard establishes requirements for the presentation of equity and changes in equity during the reporting period. The adoption of this standard had no impact on the Company's financial statements.

3. SHARE CAPITAL

Shareholders' Equity

	Common Shares	Share Capital	Accumulated Deficit	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity
Balance at December 31, 2006	58,392,000	$177,411,843	$(152,434,629)	$ 803,792	$ (47,313)	$ 25,733,693
Stock based compensation	—	—	—	301,937	—	301,937
Net loss	—	—	(3,739,562)	—	—	(3,739,562)
Other comprehensive income	—	—	—	—	56,115	56,115
Balance at June 30, 2007	58,392,000	$177,411,843	$(156,174,191)	$1,105,729	$ 8,802	$ 22,352,183

Stock Options

As of June 30, 2007, 2,012,500 stock options were issued and outstanding. The stock-based compensation expense for the three and six months ended June 30, 2007 was $153,941, and $303,492, respectively of which $17,212 and $33,932 was charged to exploration expenses for the three and six month periods, respectively, and $136,729 and $269,560 was charged to general and administrative expenses for the three and six month periods, respectively.

8

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in U.S. Dollars, unless otherwise indicated)

4. PREPAID EXPENSES AND OTHER

	As at	
	June 30, 2007	December 31, 2006
Annual mineral property rental fees	$ 107,347	$ 231,451
Drilling deposits	—	35,000
Prepaid rent	9,305	13,626
Prepaid insurance	61,915	31,582
Prepaid events	8,925	—
Fuel inventory	13,710	19,175
Prepaid property tax	—	8,891
Other	30,606	9,506
Total prepaid expenses and other	$ 231,808	$ 349,231

5. EXPLORATION

Exploration expenditures for the three and six months ended June 30, 2007 and 2006 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
Projects	2007	2006 As adjusted Note (2)	2007	2006 As adjusted Note (2)
Northumberland[1]	$ 64,900	$ 40,862	$ 197,886	$ 106,857
Sandman	547,330	458,515	950,130	546,974
Eastern Great Basin (including Long Canyon)	254,662	106,418	359,865	158,319
Carlin-Cortez Trends	32,591	38,334	65,451	60,653
Zaca	12,728	4,035	17,042	13,032
Other Projects	13,252	13,764	28,166	34,470
Unallocated exploration personnel and overhead	176,832	154,223	340,933	342,438
Total	$ 1,102,295	$ 816,151	$ 1,959,473	$ 1,262,743

(1) Amounts represent expenditures made directly by the Company exclusive of the expenditures made by Newmont USA Limited in accordance with the joint venture agreement.

9

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in U.S. Dollars, unless otherwise indicated)

Newmont USA Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, completed approximately $317,000 and $423,000 of exploration expenditures under the Northumberland joint venture during the three and six months ended June 30, 2007 compared to approximately $485,000 and $622,000 for the same periods in 2006, respectively.

6. RECLAMATION

The Company has posted cash surety bonds in the amount of $1,635,524 as at June 30, 2007 (December 31, 2006 -- $1,095,906)) with the State of Nevada, Division of Environmental Protection and the Bureau of Land Management, in respect of its reclamation obligations. These bonds are expected to be released as the reclamation activities are completed.

7. RELATED PARTY TRANSACTIONS

The Company, through a series of transactions completed on July 5, 2006, acquired certain precious metal mineral interests consisting of mineral rights located on private lands and mining claims located on public lands in the U.S. The mineral interests were 100% controlled by Mr. Jacob E. Safra ("the Ultimate Shareholder") through WSMC Gold Corp. (formerly known as NewWest Gold Corporation, a Delaware company) and its wholly owned subsidiary Nevada Western Gold Corporation, as well as Western States Royalty Corporation (together referred to as the "Sellers"). As of June 30, 2007 following completion of the series of transactions and the initial public offering, the Principal Shareholder owns approximately 86% of the Company, and 100% of the Principal Shareholder is indirectly controlled by the Ultimate Shareholder. As part of the series of transactions completed, 50 million common shares were issued and outstanding as of July 5, 2006. For financial reporting purposes, the Sellers results are considered to be the historical results of the Company under the continuity of interest basis of accounting.

Through December 31, 2006, the Company had no employees. On January 1, 2007, a related company (through common ownership) transferred certain employees to the Company. This related company provided personnel and other services to the Company at cost through June 30, 2007 and 2006. The Company incurred obligations with the related companies, primarily in respect of these services, of approximately $724,274 during the six months ended June 30, 2006. During the six months ended June 30, 2007, amounts were billed to the Company for certain other services for $146,226. The outstanding balances as of December 31, 2006 together with the other services billed during the six months ended June 30, 2007 have been repaid as at June 30, 2007.

10

NEWWEST GOLD CORPORATION

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of NewWest Gold Corporation as at December 31, 2006 and 2005 and all information in this annual report are the responsibility of management.

Management is also responsible for the information disclosed in the management's discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect certain reported amounts which management believes are reasonable.

The Audit Committee of the Board of Directors has reviewed in detail the financial statements with management and the independent auditor. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.

KPMG LLP, an independent auditing firm, has audited NewWest Gold Corporation's 2006 consolidated financial statements in accordance with Canadian generally accepted auditing standards and has provided independent audit opinions. The auditors have full and unrestricted access to the Audit Committee to discuss the results of their audits.

Stephen D. Alfers	Pamela Saxton
President and Chief Executive Officer	Vice President and Chief Financial Officer

2

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of NewWest Gold Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada
March 28, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. Dollars)

	As at	
	December 31, 2006	**December 31, 2005**
		As adjusted Note (2)
Assets		
Current		
Cash and cash equivalents	$ 11,121,655	$ 24,251
Accounts receivable trade	28,874	14,900
Accrued interest receivable	2,023	20,656
Prepaid expenses and other (Note 13)	349,231	135,960
Total current assets	11,501,783	195,767
Property, plant and equipment (net) (Note 5)	4,497,478	4,329,735
Northumberland Project (Note 7)	10,362,656	10,187,605
Reclamation bonds (Note 8)	1,095,906	947,506
Total assets	$ 27,457,823	$ 15,660,613
Liabilities and Shareholders' Equity		
Current		
Accounts payable trade and accrued expenses	$ 483,465	$ 764,457
Due to Predecessor Companies (Note 11)	48,112	919,545
Current portion of reclamation costs (Note 8)	505,374	72,196
Total current liabilities	1,036,951	1,756,198
Long-term reclamation costs (Note 8)	687,179	892,152
Shareholders' equity	25,733,693	13,012,263
Total liabilities and shareholders' equity	$ 27,457,823	$ 15,660,613

Subsequent events (Note 8)

Approved on Behalf of the Board,

Signed: Marvin K. Kaiser
Director

Signed: Richard P. Graff
Director

The accompanying notes are an integral part of these financial statements.

4

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars)

	Years Ended December 31,		
	2006	**2005** As adjusted Note(2)	**2004** As adjusted Note(2)
Revenues	$ 255,871	$ 137,382	$ 173,628
Expenses:			
Exploration (Note 12)	4,295,519	1,675,076	1,077,109
Reclamation	—	(7,523)	(78,352)
Operations	144,000	57,076	95,177
Reclamation accretion expense	66,598	74,306	65,885
General and administrative	3,586,146	1,940,112	1,207,965
Depreciation and amortization	28,824	18,755	8,932
Write off of capitalized offering costs (Note 3)	—	1,008,800	—
Reduction in contingent liability (Note 14)	—	—	(650,000)
Total expenses	8,121,087	4,766,602	1,726,716
Other income (expense):			
Interest expense	—	(1,640,976)	(3,067,539)
Interest income	249,949	20,925	9,978
Gain (loss) on disposal of assets	1,680	(1,850)	(1,783)
Other income (expense), net	11,205	17,723	18,024
Total other income (expense)	262,834	(1,604,178)	(3,041,320)
Loss from continuing operations before taxes	(7,602,382)	(6,233,398)	(4,594,408)
Income tax provision	—	—	—
Loss from continuing operations	(7,602,382)	(6,233,398)	(4,594,408)
(Loss) income from discontinued operations	—	(130,264)	53,276
Net loss	$(7,602,382)	$ (6,363,662)	$(4,541,132)
Loss per share from continuing operations	$ (0.14)	$ (0.12)	$ (0.09)
Net loss per share (including discontinued operations)	$ (0.14)	$ (0.13)	$ (0.09)
Weighted average shares outstanding	52,857,666	50,000,000	50,000,000

The accompanying notes are an integral part of these financial statements.

5

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. Dollars)

	Years Ended December 31,		
	2006	2005	2004
		As adjusted Note(2)	As adjusted Note(2)
Cash flows from operating activities:			
Loss from continuing operations	$ (7,602,382)	$ (6,233,398)	$ (4,594,408)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities:			
Depreciation and amortization	28,824	18,755	8,932
Reclamation accretion expense	66,598	74,306	65,885
Reclamation expenditures	(13,444)	(3,274)	(238,996)
Change in provision for reclamation	—	(7,523)	(78,352)
Stock-based compensation	803,792	—	—
(Gain) loss on disposal of assets	(1,680)	1,850	1,783
Interest accrued on loans to Ultimate Shareholder	—	1,640,976	3,067,539
Write off of capitalized offering costs	—	1,008,800	—
Reduction in contingent liability	—	—	(650,000)
Changes in operating working capital:			
Accounts receivable trade	(13,975)	(42,347)	(1,722)
Accrued interest receivable	18,633	(20,656)	—
Accounts payable trade and accrued expenses	(280,992)	325,203	155,467
Accrued expenses	—	—	
Loan from Predecessor Companies	1,735,829	945,104	—
Repayment of Loan from Predecessor Companies	(2,607,262)	—	—
Prepaid expenses and other	(213,271)	(5,702)	93,143
Net cash used in operating activities from continuing operations	(8,079,330)	(2,297,906)	(2,170,729)
Cash flows from investing activities:			
Capital expenditures	(197,368)	(10,408)	(35,916)
Proceeds from disposal of assets	2,480	550	—
Cash retained by Predecessor Companies on restructuring of WSMC	—	(391,013)	—
Net cash used in investing activities from continuing operations	(194,888)	(400,871)	(35,916)
Cash flows from financing activities:			
Net proceeds from issuance of shares from initial public offering	15,807,333	—	—
Reclamation bonds	(148,400)	—	—
Contributions from Ultimate Shareholder	3,760,000	2,893,000	2,255,000
Loan from Predecessor Company	1,700,000	—	—
Repayment of loan from Predecessor Company	(1,700,000)	—	—
Net cash provided by financing activities from continuing operations	19,418,933	2,893,000	2,255,000
Effect of exchange rate changes on cash and cash equivalents	(47,311)	—	—
Net cash provided by continuing operations	11,097,404	194,223	48,355
Net cash used in discontinued operations	—	(268,209)	(39,850)
Increase (decrease) in cash and cash equivalents	11,097,404	(73,986)	8,505
Cash and cash equivalents at beginning of period	24,251	98,237	89,732
Cash and cash equivalents at end of period	$ 11,121,655	$ 24,251	$ 98,237

The accompanying notes are an integral part of these financial statements

6

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. Dollars)

	Shares	Common Stock	Accumulated Deficit	Cumulative Translation Adjustment	Total Shareholders' Equity
Balance at December 31, 2004 as adjusted (Note 2)	50,000,000	$ 107,224,067	$ (138,468,585)	$ —	$ (31,244,518)
Contributions from Ultimate Shareholder	—	2,173,000	—	—	2,173,000
Net loss	—	—	(3,529,546)	—	(3,529,546)
Balance at June 30, 2005 before Restructuring	50,000,000	$ 109,397,067	$(141,998,131)	$ —	$ (32,601,064)
Share capital issued on restructuring:					
Predecessor Companies' share capital before restructuring	—	$ 109,397,067	$ (141,998,131)	$ —	$ (32,601,064)
Adjustment to Predecessor Companies' share capital (Note 3)	—	47,727,443	—	—	47,727,443
Balance at June 30, 2005 after Restructuring	50,000,000	157,124,510	(141,998,131)	—	15,126,379
Contributions from Ultimate Shareholder	—	720,000	—	—	720,000
Net loss as adjusted (Note 2)	—	—	(2,834,116)	—	(2,834,116)
Balance at December 31, 2005	50,000,000	157,844,510	(144,832,247)	—	13,012,263
Contributions from Ultimate Shareholder	—	3,760,000	—	—	3,760,000
Net proceeds from issuance of shares from IPO	8,392,000	15,807,333	—	—	15,807,333
Stock-based compensation	—	—	803,792	—	803,792
Net loss	—	—	(7,602,382)	—	(7,602,382)
Cumulative translation loss	—	—	—	(47,313)	(47,313)
Balance at December 31, 2006	58,392,000	$ 177,411,843	$(151,630,837)	$ (47,313)	$ 25,733,693

The accompanying notes are an integral part of these financial statements

7

NEWWEST GOLD CORPORATION
(a British Columbia Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars)

1. BASIS OF PRESENTATION

The Company's Consolidated Financial Statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada. The United States ("US") dollar is the principal currency of the Company's business; accordingly, the consolidated financial statements and related notes are presented in US dollars, unless otherwise indicated.

The Company is currently an exploration and development stage company and does not have any mining operations which generate revenues or profits. The recoverability of the amounts shown for mineral properties is dependent on the existence of economically recoverable reserves/resources, the ability of the Company to obtain additional financings to complete the development of such reserves/resources and meet its obligations under various agreements and the success of future operations or dispositions. The Company believes that the net proceeds from its initial public offering will be sufficient to meet its working capital requirements and its currently anticipated expenditure levels through 2007. Additional financings by way of other public offerings, private placements, bank borrowings or joint venturing of projects will be required in the future to continue the funding of exploration and development activities, the outcome of which cannot be predicted at this time.

2. CHANGE IN ACCOUNTING POLICY

In 2006, the Company changed its accounting policy with respect to expenses for which a future benefit exists related to annual mineral property rental fees. Previously, these payments had been expensed. These expenses are now deferred in prepaid expenses on the balance sheet and amortized as incurred over the future benefit period. The prior periods have been adjusted for this change in accounting policy, which resulted in an increase in exploration expenses of $131,007 in 2006, an increase in prepaid expenses and other assets on the balance sheet of $131,007 in 2005 with a corresponding decrease in exploration expenses of $749 in 2005 and an increase in exploration expenses of $65,670 for 2004.

3. HISTORY OF THE COMPANY

Completion of Initial Public Offering

On August 29, 2006, the Company completed an initial public offering and issued 8.2 million common shares for gross proceeds of approximately $18.5 million. The Underwriters were issued an additional 192,000 common shares on September 29, 2006 pursuant to an over-allotment option granted in connection with the initial public offering for gross proceeds of approximately $0.4 million (together referred to as the "IPO"). The Underwriters were paid a 7% commission, totaling approximately $1.4 million. An additional $1.7 million of expenses were incurred in connection with the IPO, resulting in net proceeds of approximately $15.8 million. As of December 31, 2006, 58.4 million common shares were issued and outstanding.

8

Formation

On and as of May 3, 2006, the NewWest Gold Corporation (the "Company") was incorporated under the Business Corporations Act as a British Columbia company.

The Company, through a series of transactions completed on July 5, 2006, acquired certain precious metal mineral interests consisting of mineral rights located on private lands and mining claims located on public lands in the United States. These mineral interests are located primarily in the state of Nevada, with smaller land positions in the states of California, Utah and Arizona. The mineral interests were 100% controlled by Mr. Jacob E. Safra ("the Ultimate Shareholder") through WSMC Gold Corp. (formerly known as NewWest Gold Corporation, a Delaware company) and its wholly owned subsidiary Nevada Western Gold Corporation, as well as Western States Royalty Corporation (together referred to as the "Sellers"). As of December 31, 2006, following completion of the series of transactions and the IPO, NWG Investments (the "Principal Shareholder") owns approximately 86% of the Company, and 100% of the Principal Shareholder is indirectly controlled by the Ultimate Shareholder. As part of the series of transactions completed, 50 million common shares were issued and outstanding as of July 5, 2006.

On and as of June 30, 2005, a restructuring was completed where WSMC Gold Corporation ("WSMC") consolidated the rights to possess, explore, develop and mine the precious metals mineral interests of Western States Minerals Corporation, Zaca Resources Corp. and 26 Ranch Inc. (collectively, the "Predecessor Companies" and each individually a "Predecessor Company"). Assets of $5,464,497 and liabilities of $53,191,940 included in the Predecessor Companies' financial statements were not transferred to WSMC as part of the restructuring as follows:

Share capital of WSMC presented on a continuity of interests basis.....	$ 109,397,067
Plus liabilities retained by Predecessor Companies:	
Loans payable to Ultimate Shareholder	48,599,798
Long term debt	3,185,000
Net working capital deficit	727,439
Provision for litigation	617,318
Reclamation liabilities	62,385
Less assets retained by Predecessor Companies:	
Ranching business	(5,073,484)
Cash and cash equivalents	(391,013)
Share capital of WSMC after restructuring	$ 157,124,510

The ranching business, including the related third-party debt and responsibility for a liability relating to a litigation matter, have been reflected as discontinued operations in the financial statements (see Note 5).

During the 2005 fourth quarter, WSMC wrote off the costs it had capitalized with respect to its earlier efforts associated with preparing for the filing of a registration statement with the US Securities and Exchange Commission.

For financial reporting purposes, the Sellers and the Predecessor Companies' results are considered to be the historical results of the Company under the continuity of interest basis of accounting

9

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash consists of balances with financial institutions and investments in interest bearing accounts and money market instruments that have original maturities of less than three months.

Translation of Foreign Currency

Monetary assets and liabilities of the entities whose functional currency is not the US dollar (the British Columbia company) are translated to US dollars at the exchange rate in effect on the balance sheet date, with the resulting translation adjustments reported as a separate component of shareholders' equity. Income and expenses are translated at the average exchange rate during the reporting period.

Use of Estimates

The preparation of the Company's Consolidated Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves, resources and estimates of mineralized material that are the basis for future cash flow estimates, environmental, reclamation and closure obligations; long-lived asset impairments; valuation allowances for future tax assets; and reserves for contingencies and litigation. The Company bases its estimates on the Company's historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. The Company also includes its pro-rata share of assets, liabilities and operations for unincorporated joint ventures in which it has an undivided interest and jointly controls. All significant intercompany balances and transactions have been eliminated.

Property, Plant and Equipment

Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities and equipment.

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as

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incurred and are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves.

Major development costs incurred after the commencement of production are amortized using the UOP method based on estimated recoverable ounces mined from proven and probable reserves. To the extent that these costs benefit the entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore area.

Ongoing development expenditures to maintain production are charged to operations as incurred. Repair and maintenance costs incurred in connection with major maintenance activities are charged to operations as incurred.

Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Impairment of Long-lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The determination of whether an impairment has occurred will be based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

Reclamation and Property Closure Costs

The Company is subject to federal, state, and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. The liability is accreted over time through charges to earnings.

Ongoing reclamation activities associated with exploration stage properties are expensed in the period incurred.

Revenue Recognition

Revenues received for services provided to joint venture partners are recorded in revenue as earned.

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Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net future income tax liability or net future income tax asset for the Company as of the end of the year, as measured by the statutory tax rates in effect as substantively enacted. The Company derives its future income tax charge or benefit by recording the change in the net future income tax liability or net future income tax asset balance for the year.

The Company's future income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those future income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the future income tax asset will not be realized.

Stock-Based Compensation

The Company accounts for stock-based transactions with directors, officers, eligible employees and service providers using the fair-value based method. The value of options granted is recognized over the applicable vesting period as an increase in compensation expense and as an increase in accumulated deficit within shareholders' equity. When such options are exercised, the proceeds received for the shares issued are recorded as an increase in common stock.

5. DISCONTINUED OPERATIONS

The following is summarized financial information for the discontinued ranching operations:

	Years Ended December 31,	
Statements of Operations	**2005**	**2004**
Revenues	$ 372,284	$ 352,967
Income (loss) from discontinued operations	(130,264)	53,276

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6. PROPERTY, PLANT AND EQUIPMENT

December 31, 2006	Cost	Accumulated Depreciation and Depletion	Net
Mineral Interests-			
Exploration Properties:			
Zaca	$ 3,517,865	$ —	$ 3,517,865
Sandman	600,000		600,000
	4,117,865	—	4,117,865
Plant and equipment	2,205,658	(1,826,045)	379,613
Total	$ 6,323,523	$ (1,826,045)	$ 4,497,478

December 31, 2005	Cost	Accumulated Depreciation and Depletion	Net
Mineral Interests-			
Exploration Properties:			
Zaca	$ 3,517,865	$ —	$ 3,517,865
Sandman	600,000		600,000
	4,117,865	—	4,117,865
Plant and equipment	2,029,286	(1,817,416)	211,870
Total	$ 6,147,151	$ (1,817,416)	$ 4,329,735

Zaca is a gold and silver exploration property located in Alpine County, California close to the Nevada border. See Note 14 Commitments and Contingencies – Contingent Liability for a further description of the Zaca property. Sandman is a gold exploration property located in Humboldt County, Nevada, fifteen miles north of Winnemucca.

7. JOINT VENTURES

NORTHUMBERLAND PROJECT

On December 19, 2003, Nevada Western Gold Corporation ("Nevada Western") entered into a joint venture agreement ("Joint Venture") with Newmont USA Limited ("Newmont"), a subsidiary of Newmont Mining Corporation. Nevada Western contributed the Northumberland Project to the Joint Venture, subject to a 3% net smelter return ("NSR") royalty that was retained by Nevada Western and subsequently conveyed to Western States Royalty Corporation on all future precious metals production from the Northumberland Project. The Company acquired the Northumberland Project and royalty as part of a series of transactions referred to in Note 3.

Western States Minerals Corporation contributed its investment in Nevada Western to WSMC on June 30, 2005 (see Note 3). The investment in the Joint Venture was recorded at the historical basis of the Northumberland Project of $10,317,170. Following a review during the fourth quarter of 2006 and 2005, the Northumberland property provision for reclamation was revised at the end of each year with a corresponding revision in the carrying value of the Northumberland property of the same amount (see Note 8).

Initially, Newmont can earn a 60% interest in the Joint Venture by completing $25 million of expenditures on the Project ("Phase I Earn-In") and, at the election of the Company,

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Newmont can earn an additional 15% interest in the Joint Venture by completing an additional $10 million of expenditures ("Phase II Earn-in").

Phase I Earn-In:

Newmont can earn a 60% interest in the Joint Venture by completing a total of $25 million of expenditures on the property in accordance with the following schedule:

On or before December 31, 2004	$ 1 million
On or before December 31, 2005	2 million
On or before December 31, 2006	3 million
On or before December 31, 2007	4 million
On or before December 31, 2008	5 million
On or before December 31, 2009	5 million
On or before December 31, 2010	5 million

Expenditures made in excess of the minimum amount during any year may be carried over to the following years. During 2006, 2005 and 2004, Newmont completed $3.0 million $1.4 million and $1.9 million of expenditures, respectively, on the Northumberland property for a cumulative expenditure total of $6.3 million as at December 31, 2006.

During Phase I Earn-In, Newmont has the sole right to determine the nature, scope, timing and extent of operations that are conducted to satisfy the applicable earn-in requirements. Subject to any permitting issues or force majeure events, if Newmont fails to meet the required minimum cumulative expenditures in any year, it will forfeit all of its rights under the joint venture. The Joint Venture Agreement permits Newmont to withdraw from the venture and cease funding exploration and development of the project for any reason.

Phase II Earn-in:

Within 30 days after completion of Phase I Earn-In, the Company can elect to have Newmont earn an additional 15% interest in the Joint Venture by completing an additional $10 million of expenditures on the Northumberland property.

Upon completion of the Phase I Earn-In and, if applicable, the Phase II Earn-In, and if the Northumberland Project is determined to be suitable for development, Newmont is required to prepare and submit to the Company an annual development budget detailing the expenditures that are necessary to continue development and ultimately commence production. These expenditures must be funded by Newmont and the Company in accordance with their respective percentage interests in the venture. Each party's percentage interest in the venture is determined by dividing the value of its contributions to the venture (including initial contributions and all subsequent contributions) by the value of the total contributions made to the venture by both parties. If either party fails to fund its portion of planned expenditures and causes the other party to pay more than its share of expenses, each party's percentage interest in the venture will be recalculated as described above, causing the non-contributing party's interest to be reduced and the contributing party's interest to be increased. The joint venture agreement provides, however, that Newmont may be required, at the Company's option, to fund the Company's portion of future expenditures for:

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- any annual budget for calendar years through 2010, in the event the Phase I Earn-In (and, if applicable, the Phase II Earn-In) is completed prior to 2010;
- any annual budget in excess of $10,000,000; and/or
- any annual budget after 2012 and prior to commencement of commercial production.

Funding would be provided by Newmont to the Company as a non-recourse loan, bearing interest at the London Interbank Offered Rate plus 4%, and repayable solely from the Company's share of available cash flow derived from production and sales of metals at the Northumberland Project.

LONG CANYON PROJECT

In December 2006, the Company and AuEx Ventures Inc. ("AuEx") signed a definitive joint venture agreement for the Long Canyon Project, effective May 23, 2006, whereby the two parties combined their respective land positions in the Long Canyon area. During Phase I of the project, the Company will initially act as operator and may earn a 51% interest in the consolidated Long Canyon Project by spending $5 million on the project over a five year period. After completion of Phase I, the Company may elect to carry AuEx through feasibility, if warranted, thereby earning an additional 14%, bringing its interest to 65% and reducing AuEx's interest in the project to 35%. The Company's land position is subject to a 3% NSR royalty payable to a subsidiary of the Company (to be offset by third party royalties, if any, but not less than 1%). AuEx reserved a 3% NSR royalty on its land position (to be offset by third party royalties, if any, but not less than 1%), with the result that the entire project is subject to a 3% NSR.

As of December 31, 2006, the Company has completed approximately $846,000 of exploration expenditures under the joint venture agreement with AuEx Ventures Inc.

8. PROVISION FOR RECLAMATION

	December 31,		
	2006	2005	2004
Balance, beginning of year	$ 964,349	$ 1,106,924	$ 1,041,217
Expenditures	(13,444)	(3,274)	(238,996)
Changes in estimates	175,051	(151,222)	238,818
Reclamation accretion expense	66,598	74,306	65,885
Restructuring of WSMC	—	(62,385)	—
Balance, end of year	$ 1,192,554	$ 964,349	$ 1,106,924

The Predecessor Companies retained responsibility for certain reclamation liabilities as of June 30, 2005 amounting to $62,385 related to closed properties that were not transferred to WSMC as part of the restructuring (see Note 3) .

The Company's estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At December 31, 2006, the Company's undiscounted future reclamation and property closure cost estimate was $1,275,000. The Company expects it

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will complete $525,000, $525,000, and $225,000 of these expenditures in 2007, 2008, and 2009, respectively. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company's individual property closure plans. The present value of the provision has been calculated using a discount rate of 7%, which equates to the Company's credit adjusted, risk-free rate of interest.

The Company has posted cash surety bonds in the amount of $1,095,906 as at December 31, 2006 (December 31, 2005 and 2004 -- $947,506) with the State of Nevada, Division of Environmental Protection and the Bureau of Land Management, in respect of its reclamation obligations. These bonds are expected to be released as the reclamation activities are completed. In February 2007, the cash surety bond for Northumberland was increased with the State of Nevada, Division of Environmental Protection, and total posted cash surety bonds increased to $1,555,524 from $1,095,906.

9. INCOME TAXES

The provision (benefit) for income taxes consists of the following:

	Years Ended December 31,		
	2006	2005 As adjusted Note(2)	2004 As adjusted Note(2)
Future taxes:			
Federal	$ (2,562,917)	$ (2,070,815)	$ (1,516,436)
State	(231,409)	(311,670)	(229,720)
Valuation allowance	2,794,326	2,382,485	1,746,156
Net income tax provision	$ —	$ —	$ —

A reconciliation of the provision for income tax taxes computed at the statutory rate to the provision for income taxes as shown in the consolidated statements of operations is as follows:

	Years Ended December 31,		
	2006	2005 As adjusted Note(2)	2004 As adjusted Note(2)
Loss from continuing operations	$(7,602,382)	$(6,233,398)	$(4,594,408)
US statutory corporate income tax rate	35%	35%	35%
US corporate income tax (benefit) provision at statutory rate	(2,660,834)	(2,181,689)	(1,608,043)
Reconciling items:			
State income taxes, net of federal tax (benefit) provision	(150,416)	(202,585)	(142,951)
Differences in foreign statutory tax rates	12,665	—	—
Other permanent items	4,259	1,789	4,838
Valuation allowance	2,794,326	2,382,485	1,746,156
Net income tax provision	$ —	$ —	$ —

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As a result of the series of transactions completed in July 2006 referred to in Note 3, the Company received a basis step-up for tax purposes in excess of its earlier tax basis at that date of approximately $35 million. The Company's future income tax assets reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The Company has recorded a full valuation allowance against these net future tax assets because of a lack of sufficient positive evidence to support the future realization of these deferred tax assets.

The significant components of the Company's tax effected future tax assets are as follows:

		As at December 31, 2006
Excess tax value over carrying value – mineral interests....	$	15,735,818
Tax loss carry forwards		1,430,962
Deferred exploration costs		606,506
IPO share issue costs..		1,411,931
Other		219,627
		19,404,844
Valuation allowance for future tax assets.............................		(19,404,844)
Net future tax assets	$	—

The Sellers and the Predecessor Companies retained their net operating losses (NOL's) as part of the series of transactions completed in July 2006 referred to in Note 3. As of December 31, 2006, the Company had NOL's of $0.9 million in the US and $0.5 million in Canada. These NOL's expire in 2026.

The Sellers in the series of transactions referred to in Note 3 are members of a group of companies that are consolidated for US income tax purposes (the "WS Holdings Group"). If the WS Holdings Group fails or is unable to pay any income taxes due in connection with the sale of the mineral assets and liabilities, the Ultimate Shareholder would be obligated to pay the unpaid taxes pursuant to a guaranty in favor of WS Holdings Group. If the Ultimate Shareholder fails or is unable to pay any income taxes due, a claim for unpaid income taxes may be brought against the Company or the Principal Shareholder. Management of the Company believes that such a claim is remote. However, if such a remote claim were made, the Principal Shareholder has agreed to indemnify and hold harmless the Company against any such claim. There can be no assurance that WS Holdings Group, the Ultimate Shareholder, or the Principal Shareholder would be able to pay any such claim.

In connection with the indirect sale and transfer of assets and liabilities to the Company from the Sellers, an application for a withholding certificate was made to the Internal Revenue Service in the US indicating that there would be no tax liability to the Principal Shareholder on the sale and transfer and, as a result, there would be no withholding tax liability. Pending receipt of this withholding certificate, the Company withheld and pledged 5 million common shares that would otherwise have been delivered to the Principal Shareholder pursuant to a withholding and pledge agreement. In September 2006, the withholding certificate was received from the Internal Revenue Service in the US confirming that there will be no tax liability to the Principal Shareholder on the sale and transfer, and the 5 million shares were subsequently released to the Principal Shareholder.

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10. SHARE CAPITAL

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. As of December 31, 2006, the Company had 58,392,000 of common shares outstanding. The Company is also authorized to issue an unlimited number of preferred shares. As of December 31, 2006, there were no preferred shares outstanding.

As part of the series of transactions completed in July 2006 referred to in Note 3, 50 million common shares were issued and were outstanding as of July 5, 2006.

In connection with the June 30, 2005 restructuring of WSMC, shares of the Company were issued to the Predecessor Companies. This share issuance was recorded at a value of $157,124,510 under the continuity of interest basis of accounting (see Note 3).

Stock Options

The stock option activity for the year ended December 31, 2006 follows:

	Shares	Weighted Average Exercise Price C$ (1)
Stock options outstanding at beginning of period	—	$ —
Granted	2,027,500	2.50
Exercised	—	—
Expired and/or cancelled	—	—
Stock options outstanding at end of period	2,027,500	$ 2.50
Exercisable stock options	405,500	$ 2.50

(1) Weighted average exercise price is C$2.50, or US$2.14 using the December 31, 2006 exchange rate of 1.1664.

The 2006 stock options granted have a term of 10 years, with 20% vested on the grant date of August 17, 2006 and 20% vesting each year thereafter on the anniversary of such grant date for the next four years. The fair value of the 2006 stock options granted was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, expected volatility of 69.45%, risk free interest rate of 4.5 percent, and expected lives of 6.25 years. The stock-based compensation expense for year ended December 31, 2006 was $803,792, of which $95,147 was charged to exploration expenses and $708,645was charged to general and administrative expenses

11. RELATED PARTY TRANSACTIONS

At December 31, 2006, the Company had no employees. The Predecessor Companies provided personnel and other services to the Company at cost. During the years ended 2006 and 2005, advances were made to the Company from Predecessor Companies, primarily in respect of these services, of approximately $1,735,829 and $945,104, respectively, substantially all of which was repaid during the year ended December 31, 2006. As of December 31, 2006 and 2005, outstanding advances from Predecessor Companies were $48,112 and $919,545, respectively. On January 1, 2007, the Predecessor Companies transferred certain employees to the Company.

During the first half of 2006, the Ultimate Shareholder made capital contributions to the Company in the amount of $3,760,000. In addition, during April 2006, a Predecessor

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Company made a $1.7 million non-interest bearing advance to the Company, which was repaid in May 2006.

During the period July 1, 2005 through December 31, 2005, the Ultimate Shareholder made capital contributions to WSMC totaling $720,000. During the period January 1, 2005 to June 30, 2005, the Ultimate Shareholder made capital contributions to Predecessor Companies of $2,173,000.

The Predecessor Companies received loans from the Ultimate Shareholder to finance its activities in the aggregate amount of $46,958,822 at December 31, 2004 and $48,599,798 at June 30, 2005 bearing interest at rates ranging from 6.5% to 7%. These loans, which were unsecured and payable on demand, were retained by the Predecessor Companies on the June 30, 2005 restructuring of WSMC (see Note 3). During 2005 and 2004, interest expense on these loans was $1,640,976, and $3,067,539, respectively. No principal or interest payments were made on these loans during 2005 and 2004.

On December 28, 2004, a director of the Company, who is also a director of the Predecessor Companies, advanced to the Company $100,000 for general operating purposes. This advance, which is included in accrued liabilities at December 31, 2004, was repaid on January 5, 2005, with funds received as part of a capital infusion by the Ultimate Shareholder.

In December 2004, the Predecessor Companies and Nevada Western became obligors and guarantors (as defined in the agreement) to a loan agreement ("Loan Agreement"), which the Ultimate Shareholder entered into, with a financial institution. In accordance with the terms of the Loan Agreement, the shares of the Predecessor Companies and Nevada Western were pledged as security for this loan. On April 4, 2006, the Loan Agreement was amended and the Predecessor Companies and Nevada Western were released from any prior and any continuing obligations under the Loan Agreement, including the pledges of their respective shares as security.

12. EXPLORATION

Exploration expenditures for the years ended December 31, 2006, 2005 and 2004 are as follows:

Projects	Years Ended December 31, 2006	2005	2004
		As adjusted Note(2)	As adjusted Note(2)
Northumberland[(1)]	$ 295,024	$ 202,557	$ 8,158
Sandman	1,976,502	285,393	415,077
Eastern Great Basin (includes Long Canyon)	1,108,817	216,748	83,187
Carlin-Cortez Trends	132,390	136,640	80,915
Zaca	17,700	145,732	100,698
Other Projects	68,978	159,328	134,122
Unallocated exploration personnel and overhead	696,108	528,678	254,952
Total	$ 4,295,519	$ 1,675,076	$ 1,077,109

(1) Amounts represent expenditures made directly by the Company exclusive of the expenditures made by Newmont in accordance with the joint venture agreement.

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During 2006, 2005 and 2004, Newmont completed approximately $3.0 million, $1.4 million and $1.9 million of exploration expenditures under the Northumberland joint venture, respectively (see Note 7).

13. PREPAID EXPENSES AND OTHER

	As at December 31	
	2006	2005 As adjusted Note (2)
Annual mineral property rental fees	$ 231,451	$ 131,007
Drilling deposits	35,000	—
Prepaid insurance	31,582	—
Prepaid property tax	8,891	—
Prepaid rent	13,626	—
Fuel inventory	19,175	—
Other	9,506	4,953
Total prepaid expenses and other	$ 349,231	$ 135,960

14. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space and certain equipment under non-cancellable operating leases. Office lease expense for the year ended December 31, 2006 was $152,417 (2005 – $116,512; 2004 – $56,154). The Company's future scheduled lease payments are as follows:

2007	$165,790
2008	71,498

Environmental Matters

General

The Company's historic mining and current exploration activities are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its activities so as to protect the public health and environment and believes it is in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures.

Northumberland Property

During 2003, one of the Predecessor Companies contributed the Northumberland property to the Joint Venture with Newmont. The Company is responsible for the environmental

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liabilities incurred up to the time of its contribution of the property to the venture. During the fourth quarter of 2006, the Company completed a review of its reclamation liability at the Northumberland property. As a result of this review, the Company increased the provision for reclamation at the Northumberland property by $175,051 to $991,855 as at December 31, 2006, with a corresponding increase in the carrying value of the property (see Note 8). During the fourth quarter of 2005, a similar review resulted in a decrease of $129,565 in the provision for reclamation at the Northumberland property to $758,158 with a corresponding decrease in the carrying value of the property as at December 31, 2005. During the fourth quarter of 2004, a similar review resulted in an increase of $317,170 in the provision for reclamation at the Northumberland property to $824,028 with a corresponding increase in the carrying value of the property as at December 31, 2004.

Prior to completing its Phase I Earn-In requirements, Newmont is responsible for reclamation liabilities at the Northumberland Property related to its joint venture activities. Upon completion of the Phase I Earn-In requirements, these liabilities become the responsibility of the joint venture (see Note 7).

Contingent Liabilities

The Zaca property, which is located in Alpine County, California, is the site of historic mining and exploration activities by numerous companies dating from the mid-1800s. One of the Predecessor Companies acquired the Zaca property in 1989 and 1990 and that Predecessor Company and WSMC have been conducting exploration work on the property since that time. At December 31, 1999, the Predecessor Company accrued a $650,000 contingent liability for reclamation work related to the historic mining and exploration activity at the Zaca property that predated the Company's ownership of the property.

The United States Forest Service ("USFS") is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") "non-time critical removal (remediation) action" at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project, all of which pre-dated the Company's acquisition of a leasehold interest in the property. The cleanup efforts are being administered by the USFS. To date, the USFS has not sought contribution from the Company, WSMC or any Predecessor Company for the cleanup. However, the Company cannot rule out the possibility that the Company, WSMC, any Predecessor Company or its successors may be claimed to be liable to contribute to the USFS's remediation or other CERCLA response costs at some time in the future.

Based on discussions with the USFS during the fourth quarter of 2004, the Company believes that it will not be held responsible for the cost of the USFS response actions on the Zaca property that are the result of historic mining and exploration activities predating the Company's leasehold interest in the property. As a result, the Predecessor Company eliminated the contingent liability associated with the Zaca property at December 31, 2004.

Royalty Obligations

A small portion of the area on which the Northumberland Project deposits are currently located is subject to a 1% NSR royalty payable to a third party lessor. Other areas of the Northumberland Project are subject to NSR royalties ranging from 3% to 5.5%.

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At the Sandman Project, a portion of the fee lands, which are subleased from Newmont, and 114 unpatented claims, are subject to NSR royalties of 1% on the first 200,000 ounces of gold production and 5% on any ounces of gold production in excess of 300,000.

A related company became the lessor under the Zaca mining lease as a result of the July 2006 restructuring discussed in Note 3, and a subsidiary of the Company became the lessee. The related company owns 100% of the land package, subject to three underlying royalty agreements ranging from 2.5% to 5%, with one of the third party royalties being subject to a cap of $2 million and another one of the third party royalties becoming applicable after all acquisition, exploration and development costs are recovered.

The Eastern Great Basin ("EGB") Project properties consist of over 400,000 acres of fee lands. Of the lands that comprise the EGB Projects, approximately 3,800 acres of leased fee lands are subject to a 2.47% NSR royalty. Approximately 7,900 acres of leased state lands are subject to a royalty based on 4% of the gross value of minerals sold "less actual processing and refining costs" as well as a 2% NSR royalty payable to a third party. Approximately 640 acres of unpatented mining claims are subject to a 2% to 7% NSR royalty, and approximately 94,600 acres of fee land are subject to a 0.625% NSR royalty payable. See Note 7 regarding royalties on the Long Canyon Project.

At the Carlin-Cortez ("Carlin Trends") Trends Projects, of the 99 unpatented claims comprising a portion of the Carlin Trends, 82 are subject to a 0.5% NSR royalty, and 42 are subject to an additional sliding-scale NSR royalty ranging from 4% (when the gold price is less than $700 per ounce) to 7.75% (when the gold price is greater than $1,000 per ounce).

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